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                              [ORATEC LETTERHEAD]

                                       September 17, 1999

BY EDGAR
--------

Securities and Exchange Commission
Division of Corporate Finance
Attention:  Mr. Russell Mancuso
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

     ORATEC Interventions, Inc.
     Registration Statement on Form S-1, SEC File No. 333-82511
     ----------------------------------------------------------

Dear Mr. Mancuso:

     On behalf of ORATEC Interventions, Inc. (the "Company"), this letter is
                                                   -------
filed pursuant to Rule 477 under the Securities Act of 1933, with respect to the Registration Statement on Form S-1, SEC File No. 333-82511, which was filed on July 9, 1999 (the "Registration Statement") and amended by Amendment No. 1 to the Registration Statement which was filed on August 16, 1999.

     The Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby withdraws the Registration Statement.

                                       Sincerely,

                                       ORATEC INTERVENTIONS, INC.



                                       By:  /s/ Kenneth W. Anstey
                                          --------------------------------
                                          Kenneth W. Anstey, President and
                                          Chief Executive Officer